May 1, 2006





Nancy Vann, Esq.
OppenheimerFunds, Inc.
2 World Financial Center
225 Liberty Street
New York, New York 10080

      Re:	Oppenheimer Rochester Arizona Municipal Fund
		File Numbers 333-132778; 811-21877
      Oppenheimer Rochester Maryland Municipal Fund
		File Numbers 333-132779; 811-21878
      Oppenheimer Rochester Massachusetts Municipal Fund
		File Numbers 333-132781; 811-21879
      Oppenheimer Rochester Michigan Municipal Fund
		File Numbers 333-132782; 811-21880
      Oppenheimer Rochester Minnesota Municipal Fund
		File Numbers 333-132783; 811-21881
      Oppenheimer Rochester North Carolina Municipal Fund
		File Numbers 333-132784; 811-21882
      Oppenheimer Rochester Ohio Municipal Fund
      File Numbers 333-132785; 811-21883
      Oppenheimer Rochester Virginia Municipal Fund
		File Numbers 333-132786; 811-21884
		Registration Statements on Form N-1A

Dear Ms. Vann:

      We have reviewed the registration statements on Form N-1A for the above-named Oppenheimer Funds ("Funds") filed with the Commission on March 29, 2006. We have the following comments.

Prospectus

What Do the Funds Mainly Invest in?

	Please clarify whether the Funds invest in securities issued by a state or those bearing interest exempt from state taxes.

	Please disclose in this section that the Funds will leverage.

	Please provide state-specific disclosure regarding securities selection and investment risks.

	Risk disclosure elsewhere in the prospectus indicates the Funds` principal investment strategies include significant investments in derivatives. Accordingly, please disclose in this section the Funds` policies regarding investing in derivatives. If the Funds will invest in derivatives that are not contractually required to cash-settle, please disclose that the Funds are required to cover open positions by setting aside liquid assets equal to the contracts` full, notional value. Also, please disclose in this section the percentage of each Fund`s assets to be invested in junk bonds and derivatives.

	How much may each Fund invest in municipal securities backed by the revenues of any project, such as hospital, road or tobacco settlement bonds? If a Fund may invest 25% or more in such a project, please identify each project and disclose the risks attendant with investing in it.

		If any of the Funds may invest more than 25% of assets in the securities of a state or territory other than that featured in the name of the Fund, please disclose the policy and its attendant risks in this section.

	Disclosure in the SAI indicates the Funds will loan securities constituting as much as 25% of the value of each Fund`s assets.
Accordingly, please disclose this policy and its attendant risks in the Prospectus.

Fees and Expenses

		Please remove the paragraph discussing management fees and footnotes from between the fee table and Example and insert them immediately after the Example.

	Other Investment Strategies

		Will any of the Funds` other investment strategies result in taxable gains? If so, please disclose so in this section.
Also,
please disclose any percentage limits on the Funds` investments in the securities described in this section of the disclosure.


At What Price Are Shares Sold?

	Please disclose the effects of the Funds` use of fair value pricing. See Instruction to Item 6 (a) (1) of Form N-1A.

	Please disclose how an investor may know whether an agent has been appointed by the Distributor to receive a purchase order.

	Please delete "significant" from the first sentence of the fourth paragraph under the heading "Net Asset Value."

      Please define the term "in good order" when it is first used in this section.

      The paragraph titled "Buying through a Dealer" is unclear in that it does not specify whether the dealers in question are "authorized" or not. Also, to the extent the paragraph suggests that orders placed with a dealer prior to 4:00 pm may not receive that day`s offering price, it appears to be contrary to Rule 22c-1 under the Investment Company Act of 1940 ("1940 Act").

How to Sell Shares

	Why must redemption orders be accepted only by the Transfer
Agent, rather than the Fund or its agents?   Also, please disclose
when orders must be received, and by whom, in order to receive that day`s price.

Can You Sell Shares Through Your Dealer?

	Please clarify what is meant by the assertion that brokers or dealers may charge shareholders for selling shares. Is this an additional sales load? How does this arrangement comply with the requirements of Rules 22c-1 and 22d-1 under the 1940 Act?

Distribution and Service (12b-1) Plans

      In the event the Distributor incurs costs greater than the 0.25% of the average annual net assets of Class A shares of the Funds, will the Distributor carry forward the unreimbursed expenses?
If so, please disclose here.

Are There Limitations on Frequent Purchases, Redemptions and
Exchanges?

	Please delete the penultimate sentence of the paragraph that discusses timing of exchanges, as the transfer agent is not permitted to delay reinvestment of exchange proceeds. Also, please note that any such proceeds must be invested at the net asset value next calculated after the request is received by a Fund or its agent, irrespective of delays by the agent in transmitting requests for reimbursements of proceeds. Alternatively, please state the legal basis for the delay.

	Please explain the meaning of "terminate trading activity" as used in the disclosure pertaining to timing of exchanges.



Statement of Additional Information

Other Investment Restrictions

      Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Funds` fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.

      Please disclose that a Fund may not concentrate 25 percent or more of its investments in any one industry or group of industries.

      Please disclose whether the Funds have any non-fundamental policies regarding investing for control purposes.

Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
      Should you have any questions regarding this letter, please contact me at (202) 551-6965.



						Sincerely,



						Vincent J. Di Stefano
						Senior Counsel

Ms. Nancy Vann, Esq.
OppenheimerFunds, Inc.
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